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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)*


                          The Bay State Bancorp, Inc.

       -------------------------------------------------------------------
                               (Name of Issuer)

                      Common Stock par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)


                                   072611-10-6
       -------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
       -------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

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CUSIP NO.  072611-10-6                   13G             Page 2 of  5  Pages
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Bay State Federal Savings Charitable Foundation
        IRS ID No. 04-3415547
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
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3       SEC USE ONLY



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4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Non-stock corporation incorporated in Delaware.
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                      5      SOLE VOTING POWER
     NUMBER OF                       187,795

       SHARES        -----------------------------------------------------------
                      6      SHARED VOTING POWER
    BENEFICIALLY                     0

      OWNED BY       -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER
        EACH                         187,795

      REPORTING      -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                         -0-
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 187,795

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              7.4% of 2,535,232 shares of Common Stock outstanding as of December 31, 1998.

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12      TYPE OF REPORTING PERSON*
                  CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                   BAY STATE FEDERAL SAVINGS CHARITABLE FOUNDATION
                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:
            The Bay State Federal Savings Charitable Foundation

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1299 Beacon Street
            Brookline, Massachusetts 02446

Item 2(a)   Name of Person Filing:
            The Bay State Federal Savings Charitable Foundation

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1299 Beacon Street
            Brookline, Massachusetts 02446

Item 2(c)   Citizenship:

            Non-stock corporation incorporated in Delaware.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 072611-10-6

Item 3      The person filing this statement is an Endowment Fund.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 187,795 shares of the issuer. This number of shares represents 7.4% of the common stock, par value $.01, of the issuer, based upon 2,535,232 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of all 187,795 shares and has the sole power to dispose or direct the disposition of all 187,795 shares of common stock.


                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 16, 1999
                  ----------------------------------------------
                                     (Date)

                            /s/ Michael O. Gilles
                  ----------------------------------------------
                                   (Signature)

                                   Treasurer
                  ----------------------------------------------
                                     (Title)









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